UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated July 31, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE

Notification of an acquisition of beneficial interest in securities
Johannesburg, 31 July 2018: In accordance with section 122(3)(b) of the Companies Act 71 of 2008 (the
Act), Regulation 121(2)(b) of the Companies Act Regulations, 2011 and paragraph 3.83(b) of the JSE
Limited Listings Requirements, shareholders are hereby advised that Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) has received formal notification that Van Eck Associates Corporation has acquired
American Depositary shares issued by the Bank of New York Mellon (Depositary), each of which represents 4 ordinary shares issued by Sibanye-Stillwater to the Depositary. Van Eck Associates
Corporation has now a total of 10.00% beneficial interest of the total issued ordinary shares of the
Company.
Sibanye-Stillwater has, as required by section 122(3)(a) of the Act, filed the required notice with the
Takeover Regulation Panel.
Contacts:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: July 31, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer